QuickLinks -- Click here to rapidly navigate through this document
Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

Media: Peter J. Faur (602) 366-7993	Media: Steve Mitchell (416) 361-7950	Media: Ian Hamilton (416) 982-7161
Investors: Stanton K. Rideout (602) 366-8589	Investors: Sandra Scott (416) 361-7758	Investors: Denis Couture (416) 982-7020

For Immediate Release

Phelps Dodge, Inco and Falconbridge Agree to US$56 Billion Three-Way Combination,
Creating One of World's Largest Mining Companies

Transaction Creates World's Largest Nickel Producer
and Largest Publicly Traded Copper Producer

Combines High-Quality, Long-Lived Assets in Regions with Low Geopolitical Risk and Strong
Development Pipelines; Enhances Ability to Invest in Long-Term Growth

US$900 Million of Estimated Annual Synergies Expected by 2008; Combination Expected to Be
Immediately Accretive to Cash Flow and Accretive to Earnings Per Share in 2008

Phelps Dodge Offer for Combined Inco/Falconbridge Is Valued at C$80.13 Per Share;
Agreement Enables Inco to Enhance Offer for Falconbridge to C$62.11 Per Share

Phelps Dodge Also Announces Up to US$5 Billion Share Repurchase Program

PHOENIX AND TORONTO, June 26, 2006-Phelps Dodge Corporation (NYSE: PD), Inco Limited (TSX, NYSE: N) and Falconbridge Limited (TSX, NYSE: FAL) announced today they have agreed to combine in a US$56(1) billion transaction to create a North American-based mining company that is one of the world's largest. The new company will be named Phelps Dodge Inco Corporation.

Phelps Dodge Inco will be the world's leading nickel producer, the world's largest publicly traded copper producer and a leading producer of molybdenum and cobalt, and it will have a world-class portfolio of growth projects and exciting exploration opportunities. For the quarter ended March 31, 2006, the three companies had combined revenues of US$6.3 billion and EBITDA (earnings before interest, taxes, depreciation and amortization) of US$1.9 billion.

The corporate office and the new company's copper division will be headquartered in Phoenix. Inco Nickel, the new company's nickel division, will be headquartered in Toronto.

The Phelps Dodge board of directors also announced, as part of the transaction, a share repurchase program of up to US$5.0 billion to be commenced after closing.

(1)
Enterprise Value defined as equity value plus debt, preferred stock and minority interest less cash and investments in unconsolidated affiliates.

Phelps Dodge Inco will have operations in more than 40 countries and will employ approximately 40,000 people globally. Phelps Dodge Inco will be listed on the New York Stock Exchange and will apply for a listing on the Toronto Stock Exchange. As a result of the three-way combination, Phelps Dodge Inco will have a significantly increased weighting in the S&P 500 Index. A Web site with detailed information on the transaction is available at www.phelpsdodgeinco.com.

J. Steven Whisler, chairman and chief executive officer of Phelps Dodge Corporation, said: "This transaction represents a unique opportunity in a rapidly consolidating industry to create a global leader based in North America — home of the world's deepest and most liquid capital markets. The combined company has one of the industry's most exciting portfolios of development projects, and the scale and management expertise to pursue their development successfully. The creation of this new company gives us the scale and diversification to manage cyclicality, stabilize earnings and increase shareholder returns. At the same time, we are committed to maintaining an investment-grade credit rating throughout the business cycle."

Scott M. Hand, chairman and chief executive officer of Inco, said: "This combination allows Inco's shareholders, in addition to receiving a substantial premium for their stock, to share in the significant synergies both from our agreed merger with Falconbridge and from the combination with Phelps Dodge, and it creates an opportunity for all three groups of shareholders to participate in an exciting, new, diversified industry leader. We believe the Phelps Dodge transaction delivers an excellent value proposition for our shareholders. The new Phelps Dodge Inco also will maintain a very strong commitment to and presence in Canada."

Derek Pannell, chief executive officer of Falconbridge, said: "This is an industry-redefining transaction. Phelps Dodge Inco will have the scale, diversification, market leadership, reserve position, growth profile and balance sheet necessary to create tremendous value for shareholders. It represents a significant premium to Falconbridge shareholders, with ongoing participation in the upside of the three-way combination. We believe this transaction represents a most compelling opportunity for all Falconbridge shareholders."

Terms of the Transaction

Under the terms of the transaction, Phelps Dodge will acquire all of the outstanding common shares of Inco for a combination of cash and common shares of Phelps Dodge having a value of C$80.13 per Inco share, based upon the closing price of Phelps Dodge stock and the closing US/Canadian dollar exchange rate on Friday, June 23, 2006. Each shareholder of Inco would receive 0.672 shares of Phelps Dodge stock plus C$17.50 per share in cash for each share of Inco stock. This represents a premium of 23 percent to Inco's market price as of close of trading on June 23 and a 19 percent premium to the value of the existing Teck Cominco Limited unsolicited offer for Inco.

Simultaneous with its entry into the combination agreement with Phelps Dodge, Inco has entered into an agreement with Falconbridge to increase its previously recommended offer for Falconbridge. Under the terms of this enhanced offer, Inco has increased the cash component of the offer from C$12.50 to C$17.50 and the exchange ratio from 0.524 shares of Inco for each share of Falconbridge to 0.55676 shares of Inco for each share of Falconbridge. The board of Falconbridge has unanimously agreed to recommend this revised offer and also approved an amendment of the Support Agreement with Inco to reflect the revised price.

Based upon the value of the consideration offered by Phelps Dodge for Inco of C$80.13 per share, the implied value of the revised agreed offer for Falconbridge including the increased cash component is C$62.11 per share, representing a 12 percent premium to Falconbridge's closing price on June 23, and an 18 percent premium to the existing Xstrata plc unsolicited offer for Falconbridge.

At Phelps Dodge's June 23 closing price of US$82.95, the total enterprise value of the acquisition by Phelps Dodge of the combined Inco and Falconbridge is approximately US$40 billion.

The acquisition of Falconbridge by Inco is subject to regulatory approvals and other customary closing conditions, and Inco's tender offer is expected to close in July. Inco anticipates conducting a second-stage transaction to acquire the remaining Falconbridge shares, which is expected to close in August. Upon the closing of the Phelps Dodge-Inco combination, shareholders of Falconbridge who have been issued Inco common shares in the Inco-Falconbridge transaction will be entitled to receive for those shares the same package of cash and Phelps Dodge shares as will other Inco shareholders.

Phelps Dodge strongly supports Inco's agreed offer for Falconbridge and has entered into a definitive agreement under which it will purchase up to US$3.0 billion of convertible subordinated notes issued by Inco to provide Inco with substantial additional liquidity at the time of its purchase of Falconbridge common shares and to satisfy related dissent rights, as needed. The convertible subordinated notes will only be funded in the event the Inco/Falconbridge combination is consummated. The instrument will be redeemable for cash at any time by Inco after the merger with Falconbridge and may be converted at any time beginning six months after issuance by Phelps Dodge at a conversion rate equal to 95 percent of the market value of Inco's common shares plus accrued interest of the security at the time of conversion. The instrument will bear an 8 percent PIK coupon. The issuance of the convertible subordinated notes will be subject to regulatory approval.

Phelps Dodge intends to complete its share repurchase program within the 12 months after closing of the Inco transaction in an amount equal to US$5 billion, less the amount of any convertible subordinated notes purchased by Phelps Dodge.

The transaction between Phelps Dodge and Inco is not conditioned upon the completion of the Inco and Falconbridge combination. Thus, in the event the Inco-Falconbridge merger is not completed, Inco shareholders will receive the same 0.672 shares of Phelps Dodge and C$17.50 per share in cash that they would have received in the proposed three-way combination. Should Inco not complete the Falconbridge transaction, the Phelps Dodge board of directors intends to execute the full US$5.0 billion share repurchase program within 12 months of closing a transaction with Inco.

Inco has agreed to pay a break-up fee to Phelps Dodge under certain circumstances of US$475 million on a stand-alone basis and US$925 million in conjunction with its combination with Falconbridge. Inco has also given Phelps Dodge certain other customary rights, including a right to match competing offers. Phelps Dodge has agreed to pay Inco a US$500 million break-up fee under certain circumstances.

Phelps Dodge has received financing commitments from Citigroup and HSBC that may be drawn upon to fund the contemplated transactions and the up to US$5.0 billion share repurchase program.

Inco has received additional financing commitments from Morgan Stanley, Goldman, Sachs & Co., Royal Bank of Canada, and Bank of Nova Scotia in support of the increased cash component of its revised agreed offer for Falconbridge.

After completion of the transaction, current Phelps Dodge shareholders would own approximately 40 percent of Phelps Dodge Inco, current Inco shareholders would own approximately 31 percent, and current Falconbridge holders would own approximately 29 percent. The transaction, which is subject to Phelps Dodge and Inco shareholder approval, regulatory approvals and customary closing conditions, is expected to close in September 2006.

Delivering Significant Value to Shareholders Through Synergies and Growth

        The combination of Phelps Dodge, Inco and Falconbridge is expected to result in total annual synergies of approximately US$900 million by 2008. This includes US$550 million in total expected annual synergies from the combination of Inco and Falconbridge.

The net present value of total synergies, at a 7.0 percent discount rate, is approximately US$5.8 billion after-tax.

The combination brings together three companies with unique, complementary skill sets. The synergies previously identified by Inco and Falconbridge will be generated in part by joint operation of facilities in the Sudbury Basin, where there are contiguous, interwoven mines and processing facilities. Consolidation of the district allows feed flow changes that result in production increases and cost reductions. Also, consolidation of management allows for the sharing of best practices.

The inclusion of Phelps Dodge enhances these synergies. Its three-year-old North American One Mine processes are an excellent blueprint for the consolidation of the Sudbury district. In addition, Phelps Dodge brings a focus on technology that can be applied to improve process recoveries and throughput in Sudbury and elsewhere. Also, the larger company will realize savings in procurement and supply-chain management because of its much larger size.

Based on these synergies, the combination is expected to be immediately accretive to cash flow and accretive to earnings per share in 2008, excluding integration and transaction costs.

The new, larger company will benefit from a strengthened financial position to take advantage of future growth opportunities. This increased financial strength, coupled with its combined assets and expertise, will enable it to pursue current and future development projects more effectively.

The combined company will have an impressive list of greenfield and brownfield projects and expansions. Those now in commissioning or in the late stages of construction include Voisey's Bay (nickel), Cerro Verde (copper/molybdenum) and Henderson (molybdenum). Other projects include Safford (copper), Tenke Fungurume (copper/cobalt), Climax (molybdenum), Lomas Bayas (copper), Collahuasi (copper/molybdenum), El Morro (copper), El Pachon (copper), El Abra (copper), Goro (nickel), Koniambo (nickel), and Nickel Rim (nickel).

Management Team and Board of Directors

J. Steven Whisler, 51, chairman and chief executive officer of Phelps Dodge, will be chairman and chief executive officer of the new company. Scott M. Hand, 64, chairman and chief executive officer of Inco, will become vice chairman of Phelps Dodge Inco. Derek Pannell, 60, chief executive officer of Falconbridge, will become president: Inco Nickel and will head the new company's nickel, zinc and aluminum operations. Timothy R. Snider, 56, president and chief operating officer of Phelps Dodge, will hold the same position in the new company. Ramiro G. Peru, 50, executive vice president and chief financial officer of Phelps Dodge, will be the chief financial officer of the new company. Whisler, Snider and Peru will be based in Phoenix. Hand and Pannell will be based in Toronto.

The board of directors of the new company will be composed of 15 members, 11 from the board of Phelps Dodge and four from the boards of Inco and Falconbridge.

Benefits to Canada

Canada will derive benefits not only from the new Phelps Dodge Inco's scale and global reach, but its continuing strong commitment to Canada overall and the local communities in which it operates. As the largest mining company based in North America, Phelps Dodge Inco will have ready access to global capital markets and be well positioned to draw upon its leading market position, combined management teams, technical depth and the expertise of its collective workforce. In Canada, Phelps Dodge Inco will continue to pursue all major capital expenditure projects that Inco and Falconbridge have initiated.

Regarding Canadian employment, Phelps Dodge Inco will not lay off any employees at any of its Canadian operating companies for at least three years after the completion of the transaction, unless those employees are part of an already announced shutdown or reduction in workforce. Canadians will occupy a majority of management positions of the Canadian businesses at Phelps Dodge Inco. While there will be some head-office workforce reduction, as is natural in any such combination, Phelps Dodge Inco will provide severance and make available appropriate outplacement and/or counseling services. Phelps Dodge Inco has committed to establish the head office of the global nickel business in Toronto. The company will maintain a major nickel research and development facility in Canada, and continue all existing Canadian exploration activities for a period of at least three years. Additionally, Phelps Dodge Inco will abide by any practices or agreements engaged in by Inco or Falconbridge with provincial Canadian governments concerning the export or processing of intermediate ore products.

In local communities, Phelps Dodge Inco will maintain all community and educational programs currently in place. In Ontario, Manitoba, Newfoundland and Labrador, Quebec, and New Brunswick, Phelps Dodge Inco has committed to direct resources toward training, education and other initiatives with the specific goal of training potential new employees, as well as enhancing the resources and quality of training available to existing employees. The new company will also maintain and carry forward the practice of environmental protection established over many years by each company, as well as keeping an unwavering focus on worker health and safety.

A World Leader in Metals and Mining

The combined entity will have large-scale production capabilities, significant proven and probable reserves in all of its core commodities and a diversified asset base.

Copper

Pro-forma 2005 copper production for the combined entity was 3.4 billion pounds. Pro-forma 2005 copper revenues were US$11.13 billion. Phelps Dodge Inco will be the world's largest publicly traded copper corporation after the closing.

Nickel

Pro-forma 2005 nickel production for the combined entity was 738 million pounds. Pro-forma 2005 nickel revenues were US$5.8 billion. Upon closing of the transaction, Phelps Dodge Inco will be the world's largest nickel producer.

Molybdenum

Pro-forma 2005 molybdenum production for the combined entity was 68 million pounds. Pro-forma 2005 molybdenum revenues were US$1.89 billion. Phelps Dodge Inco will be the world's second largest producer of molybdenum.

Cobalt

Pro-forma 2005 cobalt production for the combined entity was 14 million pounds. Pro-forma 2005 cobalt revenues were US$210 million. Phelps Dodge Inco will be the world's third-largest producer of cobalt.

Webcast

Management of Phelps Dodge, Inco and Falconbridge will host a webcast for investors today at 9:00 a.m. eastern time, to discuss the details of the transaction. The webcast can be accessed at www.phelpsdodgeinco.com.

Phelps Dodge is one of the world's leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 13,500 people worldwide.

Inco is a primary metals company. In business for 100 years, it is one of Canada's best-known companies and largest exporters. It employs 12,000 people around the world at mining operations, production facilities, a research center and through its marketing and sales network.

Falconbridge is a leading copper and nickel company with investments in fully integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel ore bodies. It employs 14,500 people at its operations and offices in 18 countries.

Advisors and Counsel

Phelps Dodge is being advised by Citigroup Corporate and Investment Banking and by HSBC Securities. Phelps Dodge's counsel are Debevoise & Plimpton LLP and Heenan Blaikie LLP. Inco is being advised by Morgan Stanley, RBC Capital Markets and Goldman Sachs. Inco's counsel are Sullivan & Cromwell and Osler Hoskin & Hartcourt LLP. Falconbridge is being advised by CIBC World Markets. Falconbridge's counsel are McCarthy Tetrault LLP and Fried Frank Harris Shriver & Jacobson LLP.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this News Release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Forward-Looking Statements

These materials include "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) including statements regarding, among other things, the benefits of the combination with Inco and the combined company's plans, objectives, expectations and intentions. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management's current beliefs and expectations, speak only as of the date made, and are subject to a number of significant risks and uncertainties that cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this documents: (i) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (ii) the failure of Inco's shareholders to approve the plan of arrangement; (iii) the failure of Phelps Dodge's shareholders to authorize the issuance of Phelps Dodge common shares, the change of Phelps Dodge's name to Phelps Dodge Inco and an increase in the size of Phelps Dodge's board of directors as required under the combination agreement; (iv) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (v) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the combined company's inability to refinance indebtedness incurred in connection with the combination on favorable terms or at all; (vii) the possibility that Phelps Dodge will combine with Inco only; (viii) the possible impairment of goodwill and other long-lived assets resulting from the combination and the resulting impact on the combined company's assets and earnings; and (ix) additional factors that may affect future results of the combined company set forth in Phelps Dodge's, Inco's and Falconbridge's filings with the Securities and Exchange Commission, which filings are available at the SEC's Web Site at (www.sec.gov). Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Supplemental Data

These materials also include terms used to describe supplemental data. Any such data or terms are not a substitute for any U.S. generally accepted accounting principle measure and should be evaluated within the context of our U.S. GAAP results. Any such references may not be comparable to similarly titled measures reported by other companies. As required by Regulation G, we have posted on our Web Site — www.phelpsdodgeinco.com — a full reconciliation of non-GAAP financial measures to U.S. GAAP financial measures. Unless otherwise indicated, all information in this news release relating to Phelps Dodge is on a post-FIN-46 basis (i.e., Candelaria and El Abra are fully consolidated with minority interests shown separately rather than a pro rata consolidation).

NOTE: In connection with the proposed combination, Phelps Dodge Corporation ("Phelps Dodge") intends to file a preliminary proxy statement on Schedule 14A with the SEC. Investors are urged to read the proxy statement (including all amendments and supplements to it) when it is filed because it contains important information. Investors may obtain free copies of the proxy statement, as well as other filings containing information about Phelps Dodge, Inco and Falconbridge, without charge, at the SEC's Web site (www.sec.gov). Copies of Phelps Dodge's filings may also be obtained without charge from Phelps Dodge at Phelps Dodge's Web site (www.phelpsdodge.com) or by directing a request to Phelps Dodge, One North Central Avenue, Phoenix, Arizona 85004-4415, Attention: Assistant General Counsel and Corporate Secretary (602) 366-8100.

QuickLinks

Phelps Dodge, Inco and Falconbridge Agree to US$56 Billion Three-Way Combination, Creating One of World's Largest Mining Companies